UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 22, 2023

GENESIS GROWTH TECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41138	98-1601264
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Bahnhofstrasse 3 Hergiswil Nidwalden, Switzerland	6052
(Address of principal executive offices)	(Zip Code)

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +41 78 607 99 01

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	GGAAU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	GGAA	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	GGAAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Subsequent to the requisite shareholder approval having been obtained at the Extraordinary General Meeting (as defined below) of Genesis Growth Tech Acquisition Corp. (“GGAA”) of the Extension Amendment Proposal and the Redemption Limitation Amendment Proposal (as defined below), GGAA adopted the Second Amended and Restated Memorandum and Articles of Association (the “Second A&R Articles”) and thereafter filed the Second A&R Articles with the Registrar of Companies in the Cayman Islands.

The information disclosed in Item 5.07 of this Current Report on Form 8-K under the headings “Proposal 1” and “Proposal 2” are incorporated by reference into this Item 5.03 to the extent required herein.

Item 5.07. Submission of Matters to a Vote of Security Holders.

Extraordinary General Meeting

On February 22, 2023, GGAA held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), at which holders of 25,309,185 ordinary shares in GGAA were present virtually or by proxy, representing approximately 80.0% of the voting power of the 31,625,000 ordinary shares issued and outstanding entitled to vote at the Extraordinary General Meeting at the close of business on January 27, 2023, which was the record date (the “Record Date”) for the Extraordinary General Meeting. Shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders”.

In connection with the Extension Amendment Proposal (as defined below), Shareholders elected to redeem 25,198,961 Class A ordinary shares in GGAA, representing approximately 99.6% of the issued and outstanding Class A ordinary shares in GGAA, for a pro rata portion of the funds in GGAA’s trust account. As a result, approximately $263,325,413.52 (approximately $10.45 per share) will be debited from GGAA’s trust account to pay such holders.

Proposal 1

The Shareholders approved the proposal to amend GGAA’s Amended and Restated Memorandum and Articles of Association (the “Articles of Association”), by way of special resolution, in the form of the Second A&R Articles, to extend the date by which GGAA has to consummate a business combination (the “Business Combination”) from March 13, 2023 (which deadline was previously extended by GGAA from December 13, 2022) to September 13, 2023 (i.e., for a period of time ending 21 months after the consummation of its initial public offering (the “IPO”)) (the “Extension Amendment Proposal”).

FOR	AGAINST	ABSTAIN
21,826,457	3,482,722	6

The foregoing description of the Second A&R Articles does not purport to be complete and is qualified in its entirety by the terms of the Second A&R Articles, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Proposal 2

The Shareholders approved the proposal to amend the Articles of Association, by way of special resolution, in the form of the Second A&R Articles, to allow GGAA to delete: (i) the limitation on share repurchases prior to the consummation of a business combination that would cause GGAA’s net tangible assets to be less than $5,000,001 following such repurchases; (ii) the limitation that GGAA shall not consummate a business combination if it would cause GGAA’s net tangible assets to be less than $5,000,001; and (iii) the limitation that GGAA shall not redeem any Class A ordinary shares, par value $0.0001 per share, issued as part of the units sold in the IPO that would cause GGAA’s net tangible assets to be less than $5,000,001 following such redemptions (the “Redemption Limitation Amendment Proposal”).

FOR	AGAINST	ABSTAIN
22,559,802	2,749,383	0

The foregoing description of the Second A&R Articles does not purport to be complete and is qualified in its entirety by the terms of the Second A&R Articles, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

As there were sufficient votes to approve the Extension Amendment Proposal and the Redemption Limitation Amendment Proposal, shareholder action on a third proposal, to approve the adjournment of the Extraordinary General Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Extraordinary General Meeting to adopt the Extension Amendment Proposal and the Redemption Limitation Amendment Proposal, was not required and GGAA did not call the vote on that proposal.

Additional Information

In connection with the proposed Business Combination, pursuant to which GGAA will be merged with and into Biolog-id, with Biolog-id as the surviving company, (i) GGAA filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) on August 26, 2022 describing the Business Combination and the Business Combination Agreement and (ii) Biolog-id intends to file with the SEC a Registration Statement on Form F-4, including a proxy statement of GGAA and prospectus of Biolog-id. GGAA’s shareholders and public warrantholders and other interested persons are advised to read, when available, the proxy statement of GGAA and prospectus of Biolog-id and the amendments thereto, as well as other documents filed with the SEC in connection with the proposed merger and the warrant amendment proposal to effect the warrant conversion, as these materials will contain important information about the businesses of Biolog-id and GGAA, the proposed merger and the warrant amendment proposal to effect the warrant conversion. When available, the proxy statement of GGAA and prospectus of Biolog-id and other relevant materials for the proposed merger and the related warrant amendment proposal will be mailed to all GGAA shareholders and public warrantholders. GGAA shareholders and public warrantholders will also be able to obtain copies of the prospectus/proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by visiting the Genesis website at https://www.genesisgrowthtechspac.com/filings.

Participants in the Solicitation

GGAA, Biolog-id and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GGAA’s shareholders and public warrantholders with respect to the proposed merger and warrant amendment proposal. A list of the names of those directors and executive officers and a description of their interests in GGAA and/or the proposed merger will be included in the prospectus of Biolog-id/proxy statement of GGAA for the proposed merger and warrant amendment proposal when available. The definitive proxy statement of GGAA will be mailed to GGAA’s shareholders and public warrantholders as of a record date to be established for voting on the proposed merger and Warrant Amendment Proposal when it becomes available. A free copy of the proxy statement of GGAA, as well as other filings containing information about GGAA, can be found at www.sec.gov or by directing a request to GGAA or Biolog-ID.

Forward Looking Statements

Certain statements made or incorporated by reference herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements (i) include those with respect to the proposed Business Combination between GGAA and Biolog-id, pursuant to which GGAA will be merged with and into Biolog-id, with Biolog-id as the surviving company and (ii) reflect GGAA’s or Biolog-id’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside GGAA’s and Biolog-id’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the amount of any redemption requests made by GGAA’s public shareholders; the outcome of any legal proceedings that may be instituted against GGAA and Biolog-id following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain the approval of GGAA’s shareholders and warrantholders (with respect to certain warrant amendments and warrant conversions) and Biolog-id’s shareholders, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement, including the satisfaction of the minimum cash condition following redemptions by GGAA’s public shareholders; the impact of COVID-19 on Biolog-id’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of Biolog-id’s ADSs on Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; Biolog-id’s ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably; the commercial success of Biolog-id’s solutions and ability to attain significant market acceptance; continued growth of the data and analytics market and Biolog-id’s ability to expand into broader segments of the addressable market; Biolog-id’s ability to penetrate foreign markets and promote its solutions; Biolog-id’s ability to grow new and maintain existing relationships with customers; continued development of patented technology and protection of these intellectual property rights; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital of Biolog-id; Biolog-id’s cash flow provided by operating activities; Biolog-id’s dependence on key management personnel and executive officers; supply chain issues and other risks and uncertainties indicated from time to time in the proxy statement of GGAA and prospectus of Biolog-id relating to the proposed Business Combination, including those under “Risk Factors” therein, and in GGAA’s other filings with the SEC. GGAA and Biolog-id caution that the foregoing list of factors is not exclusive. GGAA and Biolog-id caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. GGAA and Biolog-id do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GGAA, the combined company or Biolog-id, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of Genesis Growth Tech Acquisition Corp.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENESIS GROWTH TECH ACQUISITION CORP.

Date: February 22, 2023	By:	/s/ Eyal Perez
	Name:	Eyal Perez
	Title:	Chief Executive Officer, Chief Financial Officer and Director

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